

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 31, 2019

Kevin J. Cullum
President
Nissan Auto Receivables Corporation II
One Nissan Way
Franklin, TN 37067

> **Re:** **Nissan Auto Receivables Corporation II**
> **Registration Statement on Form SF-3**
> **Filed January 18, 2019**
> **File No. 333-229287**

Dear Mr. Cullum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Timothy Hauck, Esq.
Nissan Motor Acceptance Corporation

Angela M. Ulum, Esq.
Mayer Brown LLP